UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DFC GLOBAL CORP.

(Name of Subject Company (Issuer))

DFC GLOBAL CORP.

(Name of Filing Person (Offeror))

2.875% Senior Convertible Notes due June 30, 2027	256664 AB9
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Roy W. Hibberd, Esq.

Senior Vice President, General Counsel and Secretary

DFC Global Corp.

1436 Lancaster Avenue

Berwyn, Pennsylvania 19312

(610) 296-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Brian M. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, Pennsylvania 19103

(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$44,800,000	$6,110.72

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.875% Senior Convertible Notes due June 30, 2027 (the “Notes”), as described herein, is equal to 100% of the principal amount of those Notes. As of November 29, 2012, $44,800,000 aggregate principal amount of the Notes was outstanding, resulting in an aggregate maximum purchase price of $44,800,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the U.S. Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is with respect to the Indenture, dated as of June 27, 2007 (the “Indenture”), among DFC Global Corp. (formerly Dollar Financial Corp.), a Delaware corporation, as Issuer (the “Company”) and U.S. Bank National Association, a national banking association, as Trustee (the “Trustee”), relating to the Company’s 2.875% Senior Convertible Notes due June 30, 2027 (the “Notes”).

This Schedule TO is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell, and the obligation of the Company to purchase, the Notes that are properly tendered and not withdrawn as set forth in the Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated November 30, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes that are properly tendered and not withdrawn by the Holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Repurchase Option. The Notes are convertible into shares of common stock, $0.001 par value, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and its telephone number is (610) 296-3400. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Option is not subject to any financing conditions, (iii) the Repurchase Option applies to all outstanding Notes and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits.

(a)(1) Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated November 30, 2012.

(b) None.

(d) Indenture, dated as of June 27, 2007, among DFC Global Corp. (formerly Dollar Financial Corp.), as Issuer and U.S Bank National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (No. 000-50866) filed with the Securities and Exchange Commission on June 27, 2007, and incorporated herein by reference).

(g) None.

(h) None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DFC GLOBAL CORP.

By:	/s/ RANDY UNDERWOOD
Name: Randy Underwood
Title: Executive Vice President and Chief Financial Officer

Date: November 30, 2012

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)	Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated November 30, 2012.

99(d)	Indenture, dated as of June 27, 2007, among DFC Global Corp. (formerly Dollar Financial Corp.), as Issuer and U.S Bank National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2007, and incorporated herein by reference).